Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Successor					Predecessor
	Year Ended December 31,			Combined January 1 through December 31,	Period from December 1 through December 31,	Period from January 1 through November 30,	Year Ended December 31,
	2012	2011	2010	2009	2009	2009	2008
Earnings
Loss before Income Taxes	$(47)	$(70)	$58	$9,758	$10	$9,748	$(2,550)
Fixed Charges	914	970	885	1,384	69	1,315	1,912
Total Earnings	$867	$900	$943	$11,142	$79	$11,063	$(638)

Fixed Charges
Interest Expense	$883	$926	$853	$1,067	$68	$999	$1,872
Interest Expense included within Reorganization Items, Net	—	—	—	289	—	289	—
Amortization of Debt Costs	24	37	24	21	—	21	33
Interest Element of Rentals	7	7	8	7	1	6	7
Total Fixed Charges	$914	$970	$885	$1,384	$69	$1,315	$1,912

Ratio of Earnings to Fixed Charges (1)	—	—	1.07	8.05	1.14	8.41	—

(1)
Earnings for the years ended December 31, 2012, 2011 and 2008 were insufficient to cover fixed charges by $47 million, $70 million and $2.6 billion, respectively. As a result of such deficiencies, the ratios are not presented above.